Crown Cork & Seal Company, Inc.

EXHIBIT 99

Crown Cork & Seal Company, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Crown Holdings, Inc. and
Crown Cork & Seal Company, Inc.:

In our opinion, the accompanying consolidated financial statements listed in the accompanying index to Exhibit 99 present fairly, in all material respects, the financial position of Crown Cork & Seal Company, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index to Exhibit 99 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A and U to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling (minority) interests as of January 1, 2009, and the manner in which it accounts for uncertain tax positions as of January 1, 2007, respectively.

PricewaterhouseCoopers LLP
Philadelphia, PA
March 1, 2010

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions)

For the years ended December 31	2009	2008	2007

Net sales	$7,938	$8,305	$7,727

Cost of products sold, excluding depreciation and amortization	6,551	6,885	6,468
Depreciation and amortization	194	216	229

Gross profit	1,193	1,204	1,030

Selling and administrative expense	381	396	385
Provision for asbestos…Note K	55	25	29
Provision for restructuring…Note M	43	21	20
Asset impairments and sales…Note N	(6)	6	100
Loss from early extinguishments of debt…Note P	26	2
Interest expense	247	302	318
Interest income	(6)	(11)	(14)
Translation and exchange adjustments	(6)	21	(9)

Income before income taxes and equity earnings	459	442	201
Provision for/(benefit from) income taxes…Note U	7	112	(400)
Equity loss in affiliates	(2)
Net income	450	330	601
Net income attributable to noncontrolling interests	(116)	(104)	(73)
Net income attributable to Crown Cork & Seal	$ 334	$ 226	$ 528

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

December 31	2009	2008

Assets
Current assets
Cash and cash equivalents	$ 459	$ 596
Receivables, net…Note C	714	734
Inventories…Note D	960	979
Prepaid expenses and other current assets	107	146
Total current assets	2,240	2,455

Goodwill…Note E	2,050	1,956
Property, plant and equipment, net…Note F	1,509	1,473
Other non-current assets…Note G	892	1,086
Total	$6,691	$6,970

Liabilities and equity
Current liabilities
Short-term debt…Note P	$ 30	$ 59
Current maturities of long-term debt…Note P	29	31
Accounts payable and accrued liabilities…Note H	1,845	1,960
Total current liabilities	1,904	2,050

Long-term debt, excluding current maturities…Note P	2,739	3,247
Postretirement and pension liabilities…Note T	1,037	893
Other non-current liabilities…Note I	448	526
Commitments and contingent liabilities…Notes J and L

Equity/(deficit)

Noncontrolling interests	389	353

Preferred stock, authorized: 30,000,000; none issued…
Common stock, par value: $5.00; 1,000 shares outstanding
Additional paid-in capital	2,525	2,525
Accumulated deficit	(94)	(428)
Accumulated other comprehensive loss…Note B	(2,257)	(2,196)
Crown Cork & Seal shareholders' equity/(deficit)	174	(99)
Total equity	563	254
Total	$6,691	$6,970

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

For the years ended December 31	2009	2008	2007

Cash flows from operating activities
Net income	$450	$330	$601
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	194	216	229
Provision for restructuring	43	21	20
Asset impairments and sales	(6)	6	100
Pension expense	130	13	10
Pension contributions	(74)	(71)	(65)
Deferred income taxes	(81)	23	(486)
Changes in assets and liabilities:
Receivables	42	(110)	68
Inventories	50	(23)	(19)
Accounts payable and accrued liabilities	(86)	39	42
Asbestos liabilities	29		3
Other	47	(38)	(26)
Net cash provided by operating activities	738	406	477

Cash flows from investing activities
Capital expenditures	(180)	(174)	(156)
Proceeds from sale of businesses, net of cash sold			7
Proceeds from sale of property, plant and equipment	2	15	66
Acquisition of business	(22)
Other		(27)	(11)
Net cash used for investing activities	(200)	(186)	(94)

Cash flows from financing activities
Proceeds from long-term debt	400	27	48
Payments of long-term debt	(1,044)	(94)	(55)
Net change in revolving credit facility and short-term debt	82	15	(217)
Net change in long-term intercompany balances	37	(9)	(72)
Dividends paid to noncontrolling interests	(87)	(65)	(38)
Other	(71)	65	(30)
Net cash used for financing activities	(683)	(61)	(364)

Effect of exchange rate changes on cash and cash equivalents	8	(20)	31

Net change in cash and cash equivalents	(137)	139	50

Cash and cash equivalents at January 1	596	457	407

Cash and cash equivalents at December 31	$459	$596	$457

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME/(LOSS)
(in millions)

	2009	2008	2007
Comprehensive income/(loss)
Net income	$ 450	$ 330	$ 601
Net other adjustments:
Attributable to Crown Cork & Seal	(61)	(550)	85
Attributable to noncontrolling interests	5	2	11
Comprehensive income/(loss)	394	(218)	697
Comprehensive income attributable to noncontrolling interests	(121)	(106)	(84)
Comprehensive income/(loss) attributable to Crown Cork & Seal	$ 273	$ (322)	$ 613

Paid-in capital
Balance – beginning of year	$ 2,525	$ 2,525	$ 2,523
Stock-based compensation			2
Balance – end of year	$ 2,525	$ 2,525	$ 2,525

Accumulated deficit
Balance – beginning of year	$ (428)	$ (654)	$(1,166)
Net income attributable to Crown Cork & Seal	334	226	528
Adoption of guidance on uncertain tax positions			(16)
Balance – end of year	$ (94)	$ (428)	$ (654)

Accumulated other comprehensive loss
Balance – beginning of year	$(2,196)	$(1,646)	$(1,731)
Derivatives qualifying as hedges, net of tax of $(31), $15 and $9	83	(51)	(7)
Translation adjustments	141	(398)	25
Translation adjustments - disposition of foreign investments			6
Amortization of net loss and prior service cost included in net periodic pension and postretirement cost, net of tax of $(27), $(14) and $(19)	67	38	47
Net loss and prior service cost adjustments, net of tax of $110, $127 and $(62)	(352)	(139)	18
Available for sale securities, net of tax of $2			(4)
Net other comprehensive income/(loss) adjustments	(61)	(550)	85
Balance – end of year	$(2,257)	$(2,196)	$(1,646)

Noncontrolling interests
Balance – beginning of year	$ 353	$ 323	$ 279
Net income attributable to noncontrolling interests	116	104	73
Translation adjustments (other comprehensive income)	2	2	11
Derivatives qualifying as hedges (other comprehensive income)	3
Dividends paid to noncontrolling interests	(87)	(65)	(38)
Purchase of noncontrolling interests		(11)	(2)
Acquisition of business	2
Balance – end of year	$ 389	$ 353	$ 323

Total equity – end of year	$ 563	$ 254	$ 548

    The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share, per share, employee and statistical data)

A.	Summary of Significant Accounting Policies

Business and Principles of Consolidation. The consolidated financial statements include the accounts of Crown Cork & Seal Company, Inc. ("Crown Cork" or the “Company”) and its consolidated subsidiary companies (where the context requires, the “Company” shall include reference to the Company and its consolidated subsidiary companies). Crown Cork & Seal Company, Inc. is a wholly-owned subsidiary of Crown Holdings, Inc. (“CHI”).

These financial statements are provided to comply with CHI’s requirement under Rule 3-16 of Regulation S-X to provide financial statements of certain affiliates whose securities collateralize public debt.

The Company manufactures and sells metal containers, metal closures, and canmaking equipment. These products are manufactured in the Company’s plants both within and outside the United States and are sold through the Company’s sales organization to the soft drink, food, citrus, brewing, household products, personal care and various other industries. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and reflect management’s estimates and assumptions. Actual results could differ from those estimates, impacting reported results of operations and financial position. All intercompany accounts and transactions are eliminated in consolidation. In deciding which entities should be reported on a consolidated basis, the Company first determines whether the entity is a variable interest entity (“VIE”).  If an entity meets the criteria for VIE status, the Company consolidates that entity if the Company has the obligation to absorb more than 50% of the entity’s expected losses or receive more than 50% of the entity’s expected residual returns. If an entity does not meet the criteria for VIE status, the Company consolidates those in which it has control, which includes certain subsidiaries that are not majority-owned.  Certain of the Company’s joint venture agreements contain provisions in which the Company would surrender certain decision-making rights upon a change in control of the Company.  AccordingIy, consolidation of these operations may no longer be appropriate subsequent to a change in control of the Company, as defined in the joint venture agreements. Investments in companies in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Investments in securities where the Company does not have the ability to exercise significant influence over operating and financial policies, and whose fair value is readily determinable such as those listed on a securities exchange, are referred to as “available for sale securities” and reported at their fair value with unrealized gains and losses reported in accumulated other comprehensive income in equity. Other investments are carried at cost.

Foreign Currency Translation. For non-U.S. subsidiaries which operate in a local currency environment, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income, expense and cash flow items are translated at average exchange rates prevailing during the year. Translation adjustments for these subsidiaries are accumulated as a separate component of accumulated other comprehensive income in equity. For non-U.S. subsidiaries that use a U.S. dollar functional currency, local currency inventories and property, plant and equipment are translated into U.S. dollars at approximate rates prevailing when acquired; all other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are remeasured at historical rates; all other income and expense items are translated at average exchange rates prevailing during the year. Gains and losses which result from remeasurement are included in earnings.

Revenue Recognition. Revenue is recognized from product sales when the goods are shipped and the title and risk of loss pass to the customer. Provisions for discounts and rebates to customers, returns, and other adjustments are estimated and provided for in the period that the related sales are recorded. Taxes collected from customers and remitted to governmental authorities are excluded from net sales. Shipping and handling fees and costs are reported as cost of products sold.

Stock-Based Compensation. The Company participates in CHI's stock-based employee compensation plans that are currently comprised of fixed stock options and restricted stock awards.  Compensation expense is recognized over the vesting period on a straight-line basis based on the grant date fair value and the estimated number of awards that are expected to vest.  The fair value of stock option awards are calculated using the Black-Scholes option pricing model and the fair value of performance-based restricted stock awards are calculated using a Monte Carlo valuation model.

Crown Cork & Seal Company, Inc.

Stock-based compensation expense was $18, $16 and $14 in 2009, 2008 and 2007, respectively.

Cash and Cash Equivalents. Cash equivalents represent investments with maturities of three months or less from the time of purchase and are carried at cost, which approximates fair value because of the short maturity of those instruments. Outstanding checks in excess of funds on deposit are included in accounts payable.

Accounts Receivable and Allowance for Doubtful Accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is determined based on a review of individual accounts for collectibility, generally focusing on those accounts that are past due. The current year expense to adjust the allowance for doubtful accounts is recorded within  cost of products sold in the consolidated statements of operations. Account balances are charged against the allowance when it is probable the receivable will not be recovered.

Inventory Valuation. Inventories are stated at the lower of cost or market, with cost for U.S. inventories principally determined under the first-in, first-out (“FIFO”) method. Non-U.S. inventories are principally determined under the average cost method.

Property, Plant and Equipment.  Property, plant and equipment (“PP&E”) is carried at cost less accumulated depreciation and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. Cost of constructed assets includes capitalized interest incurred during the construction and development period. Maintenance and  repairs, including labor and material costs for planned major maintenance such as annual production line overhauls, are expensed as incurred. When PP&E is retired or otherwise disposed, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The range of estimated economic lives in years assigned to each significant fixed asset category is as follows: Land Improvements-25; Buildings and Building Improvements-25 to 40; Machinery and Equipment-3 to 14.

Goodwill. Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, and other intangible assets are stated at cost.  Potential impairment of goodwill is identified by comparing the fair value of a reporting unit, using a combination of market values for comparable businesses and discounted cash flow projections, to its carrying value including goodwill. Goodwill was allocated to the reporting units at the time of the acquisition based on the relative fair values of the reporting units.  If the carrying value of a reporting unit exceeds its fair value, any impairment loss is measured by comparing the carrying value of the reporting unit’s goodwill to its implied fair value. Goodwill is tested for impairment in the fourth quarter of each year or when facts and circumstances indicate goodwill may be impaired.

Impairment or Disposal of Long-Lived Assets. In the event that facts and circumstances indicate that the carrying value of long-lived assets, primarily PP&E and certain identifiable intangible assets with finite lives, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying value of an asset is not recoverable from its undiscounted cash flows, an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows. Long-lived assets classified as held for sale are presented in the balance sheet at the lower of their carrying value or fair value less cost to sell.

Taxes on Income.  The provision for income taxes is determined using the asset and liability approach. Deferred taxes represent the future expected tax consequences of differences between the financial reporting and tax bases of assets and liabilities based upon enacted tax rates and laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Crown Cork & Seal Company, Inc.

The with-and-without approach is used to account for utilization of windfall tax benefits arising from the Company’s stock-based compensation plans and only the direct impact of awards is considered when calculating the amount of windfalls or shortfalls.  Investment tax credits earned in connection with capital expenditures are recorded as a reduction in income taxes in the year the credit arises. Income tax-related interest is reported as interest expense and penalties are reported as income tax expense.

Derivatives and Hedging. All outstanding derivative financial instruments are recognized in the balance sheet at their fair values. The impact on earnings from recognizing the fair values of these instruments depends on their intended use, their hedge designation and their effectiveness in offsetting changes in the fair values of the exposures they are hedging. Changes in the fair values of instruments designated to reduce or eliminate adverse fluctuations in the fair values of recognized assets and liabilities and unrecognized firm commitments are reported currently in earnings along with changes in the fair values of the hedged items. Changes in the effective  portions of the fair values of instruments used to reduce or eliminate adverse fluctuations in cash flows of anticipated or forecasted transactions are reported in equity as a component of accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified to earnings when the related hedged items impact earnings or the anticipated transactions are no longer probable. Changes in the fair values of derivative instruments that are not designated as hedges or do not qualify for hedge accounting treatment are reported currently in earnings. Amounts reported in earnings are classified consistent with the item being hedged.

The effectiveness of derivative instruments in reducing risks associated with the hedged exposures is assessed at inception and on an ongoing basis. Any amounts excluded from the assessment of hedge effectiveness, and any ineffective portion of designated hedges, are reported currently in earnings. Time value, a component of an instrument’s fair value, is excluded in assessing effectiveness for fair value hedges, except hedges of firm commitments, and included for cash flow hedges.

Hedge accounting is discontinued prospectively when (i) the derivative instrument is no longer effective in offsetting changes in fair value or cash flows of the underlying hedged item, (ii) the derivative instrument expires, is sold, terminated or exercised, or (iii) designating the derivative instrument as a hedge is no longer appropriate.

The Company formally documents all relationships between its hedging instruments and hedged items at inception, including its risk management objective and strategy for establishing various hedge relationships. Cash flows from hedging instruments are classified in the Consolidated Statements of Cash Flows consistent with the items being hedged.

Research and Development. Net research, development and engineering costs of $42, $47 and $48 in 2009, 2008 and 2007, respectively, were expensed as incurred and reported in selling and administrative expense in the Consolidated Statements of Operations. Substantially all engineering and development costs are related to developing new products or designing significant improvements to existing products or processes. Costs primarily include employee salaries and benefits and facility costs.

Reclassifications. Certain reclassifications of prior years’ data have been made to conform to the current year presentation.

Recent Accounting and Reporting Pronouncements.  On July 1, 2009, the FASB established its Accounting Standards Codification (“ASC” or “the Codification”) as the exclusive source for U.S. generally accepted accounting principles ("GAAP"), except for SEC rules and interpretive releases, which are also sources of authoritative GAAP for SEC registrants.  The Codification does not change GAAP, but does change how companies reference GAAP in their financial statements.  The Codification will be updated for future changes to GAAP.

Crown Cork & Seal Company, Inc.

The following FASB guidance was adopted by the Company in 2009:

Effective January 1, 2009, the Company adopted guidance that retains the requirement that business combinations be accounted for at fair value using the acquisition method, but changes the accounting for acquisitions in certain areas.   Under   the guidance  acquisition  costs  are  expensed   as incurred; noncontrolling (minority) interests are valued at fair value at the  acquisition date;  in-process research and development is recorded at  fair  value as an indefinite-lived  intangible  asset at  the  acquisition date; restructuring costs associated with a business combination are generally expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.  The guidance is effective for the Company for all business combinations for which the acquisition date is on or after January 1, 2009, and its adoption had no impact on the Company’s financial statements at the date of adoption.

Effective January 1, 2009, the Company adopted guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.  The guidance attempts to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset, and requires disclosure of information that enables users of financial statements to assess the extent to which expected future cash flows associated with an asset are affected by the intent and/or ability to renew or extend the arrangement. The guidance for determining the useful life of a recognized intangible asset is to be applied prospectively to intangible assets acquired after the effective date. The adoption of the guidance had no impact on the Company’s financial statements at the date of adoption.

In September 2006, the FASB issued guidance that establishes a common definition for fair value to be applied to GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. In February 2008,  the effective date of this guidance was deferred for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually)  to  fiscal  years beginning after November 15, 2008. The adoption of the guidance for nonfinancial assets and liabilities on January 1, 2009 had no impact on the Company’s financial statements at the date of adoption.

Effective December 31, 2009, the Company adopted guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan, investment policies and strategies, major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets and significant concentration of risk within plan assets.  Upon initial application, the provisions of the guidance are not required for earlier periods that are presented for comparative purposes.  See Note T for the required disclosures.

Effective January 1, 2009, the Company adopted guidance that requires the recognition of noncontrolling (minority) interests as equity in the consolidated financial statements, but separate from the parent’s equity. The guidance also requires that the amount of net income attributable to noncontrolling interests be included in consolidated net income on the face of the income statement.  The financial statements included in this report are presented in accordance with the guidance and all prior period information has been retrospectively adjusted.

Effective January 1, 2009, the Company adopted guidance that expands disclosure requirements with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. The Company has applied the requirements of the guidance on a prospective basis and disclosures related to periods prior to the date of adoption have not been presented. See Note R for the required disclosures.

Crown Cork & Seal Company, Inc.

Effective April 1, 2009, the Company adopted guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity, as well as additional guidance on circumstances which may indicate a transaction is not orderly. The guidance requires interim disclosures of the inputs and valuation techniques used to measure fair value reflecting changes in the valuation techniques and related inputs. The adoption of the guidance had no impact on the Company’s financial statements at the date of adoption.

Effective April 1, 2009, the Company adopted guidance on the recognition and presentation of other-than-temporary impairments (“OTTI”) of debt securities classified as available-for-sale and held-to-maturity. It also expands and increases the frequency of disclosures about other-than-temporary impairments in both debt and equity securities. The guidance changes the recognition threshold of an OTTI for debt securities and provides some income statement relief by permitting the non-credit portion of the OTTI loss to be excluded from earnings and reported in other comprehensive income. The adoption of the guidance had no impact on the Company’s financial statements at the date of adoption.

Effective April 1, 2009, the Company adopted guidance that requires disclosures in interim financial statements that provide quantitative and qualitative information about fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments listed in the Codification. In accordance with the guidance, the Company has disclosed the fair value of its long-term borrowings in its interim financial statements.

Effective April 1, 2009, the Company adopted guidance that establishes (1) the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued.  Some unrecognized subsequent events may be of such a nature that they must be disclosed to keep the financial statements from being misleading. For such an event, the nature of the event and an estimate of the financial effect, or a statement that such an estimate cannot be made, must be disclosed. The adoption of this guidance had no impact on the Company’s financial statements.

In June 2009, the FASB issued guidance that eliminates the Qualified Special Purpose Entities (QSPEs) concept, established to facilitate off-balance sheet treatment of certain securitizations. More stringent criteria must be met to qualify for sale accounting when only a portion of a financial asset is transferred. The guidance impacts new transfers of many types of financial assets (for example, receivables securitization and factoring arrangements) occurring after the effective date. The guidance is effective for the Company on January 1, 2010. The Company is currently evaluating the requirements of this guidance, but believes it will require the Company to report its receivables securitization facilities as securitized borrowings instead of as sales of receivables, thus increasing the Company’s reported debt.  The amount of securitized receivables was $232 as of December 31, 2009 and $322 at its highest level during 2009.  If the amounts are reported as borrowings, the Company’s reported cash flow from operations in 2010 will be negatively impacted by this change.  For example, if the new guidance had been effective as of January 1, 2009 instead of 2010, the Company’s 2009 cash flow from operations would have been $232 less than the amount reported and its cash flow from financing activities would have been $232 higher.  This anticipated negative impact on cash flow from operations is limited to 2010 and will not recur in future periods.

Crown Cork & Seal Company, Inc.

B.	Accumulated Other Comprehensive Loss Attributable to Crown Cork & Seal

	2009	2008
Pension and postretirement adjustments	$(1,625)	$(1,340)
Cumulative translation adjustments	(659)	(800)
Derivatives qualifying as hedges	27	(56)
	$(2,257)	$(2,196)

C.	Receivables

	2009	2008
Accounts and notes receivable	$598	$615
Less: allowance for doubtful accounts	(40)	(24)
Net trade receivables	558	591
Miscellaneous receivables	156	143
	$714	$734

Following are the changes in the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007.

	Balance at				Balance at
	beginning of year	Expense	Write offs	Translation	end of year
2007	$38	$3	$(15)	$2	$28
2008	28	1	(4)	(1)	24
2009	24	17	(3)	2	40

The Company utilizes receivable securitization facilities in the normal course of business as part of its management of cash flow activities. Under its committed $225 North American facility, the Company sells receivables, on a revolving basis, to a wholly-owned, bankruptcy-remote subsidiary.  The subsidiary was formed for the sole purpose of buying and selling receivables generated by the Company and, in turn, sells undivided percentage ownership interests in the pool of purchased receivables to a syndicate of financial institutions.  The Company continues to service these receivables for a fee but does not retain any interest in the receivables sold. The Company has relinquished control of the receivables and the sales are reflected as a reduction in receivables within the Consolidated Balance Sheets. As of December 31, 2009 and 2008, $100 and $115 of receivables, respectively, were securitized under the North American facility.

Under the Company’s committed €120 European securitization facility, certain subsidiaries in the U.K. and France sell receivables to an entity formed in France for the sole purpose of buying receivables from the selling subsidiaries.  The buying entity finances the purchase of receivables through the issuance of senior units to a company in which the Company does not retain any interest.  The selling subsidiaries continue to service the receivables for a fee, but do not retain any interest in the receivables sold and the sales are reflected as a reduction in receivables within the Consolidated Balance Sheets.  As of December 31, 2009 and 2008, €92 and, €85 of receivables, respectively, were securitized under the European facility.

During 2009, 2008 and 2007, the Company recorded expenses related to securitization facilities of $5, $14 and $17, respectively, as interest expense, including commitment fees of 0.25% on the unused portion of the facilities.  Proceeds from the sale of receivables and all related fees and costs are included in operating activities in the Consolidated Statements of Cash Flows.

Crown Cork & Seal Company, Inc.

D.  Inventories

	2009	2008
Finished goods	$368	$324
Work in process	102	117
Raw materials and supplies	490	538
	$960	$979

E.	Goodwill and Intangible Assets

Changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 were as follows:

		North			European	Non-
	Americas	America	European	European	Specialty	reportable
	Beverage	Food	Beverage	Food	Packaging	segments	Total
Balance at January 1, 2008:
Goodwill	$457	$164	$853	$1,373	$139	$189	$3,175
Accumulated impairment losses	(29)		(73)	(724)	(139)	(11)	(976)
Net	428	164	780	649		178	2,199
Foreign currency translation	(10)	(16)	(120)	(62)		(35)	(243)
Balance at December 31, 2008:
Goodwill	447	148	733	1,311	139	154	2,932
Accumulated impairment losses	(29)		(73)	(724)	(139)	(11)	(976)
Net	418	148	660	587		143	1,956
Foreign currency translation	7	10	40	25		12	94
Balance at December 31, 2009:
Goodwill	454	158	773	1,336	139	166	3,026
Accumulated impairment losses	(29)		(73)	(724)	(139)	(11)	(976)
Net	$425	$158	$700	$ 612	$ 0	$155	$2,050

Identifiable intangible assets other than goodwill are recorded as other non-current assets in the Consolidated Balance Sheets and are not material.

F.	Property, Plant and Equipment

	2009	2008
Buildings and improvements	$793	$750
Machinery and equipment	4,063	3,861
	4,856	4,611
Less: accumulated depreciation and amortization	(3,601)	(3,387)
	1,255	1,224
Land and improvements	145	139
Construction in progress	109	110
	$1,509	$1,473

G.	Other Non-Current Assets

	2009	2008
Deferred taxes	$601	$550
Intercompany loan to Crown Holdings, Inc.	161	198
Pension assets	23	224
Debt issue costs	28	40
Investments	24	22
Fair value of derivatives	17
Other	38	52
	$892	$1,086

Crown Cork & Seal Company, Inc.

The investments caption includes the Company’s investments accounted for by the equity method and the cost method. The decrease in pension assets is due to the Company’s U.K. plan, which is in a liability position at the end of 2009, primarily due to a decrease in discount rates compared to 2008.

H.	Accounts Payable and Accrued Liabilities

	2009	2008
Trade accounts payable	$1,163	$1,266
Salaries, wages and other employee benefits, including pension and postretirement	192	194
Accrued taxes, other than on income	129	113
Fair value of derivatives	67	168
Accrued interest	20	34
Asbestos liabilities	25	25
Income taxes payable	25	18
Deferred taxes	14	10
Restructuring	25	12
Other	185	120
	$1,845	$1,960

I.	Other Non-Current Liabilities

	2009	2008
Asbestos liabilities	$205	$176
Deferred taxes	30	98
Postemployment benefits	44	42
Fair value of derivatives		42
Income taxes payable	27	25
Environmental	16	17
Other	126	126
	$448	$526

Income taxes payable includes uncertain tax positions as discussed in Note U.

J.  Lease Commitments

The Company leases manufacturing, warehouse and office facilities and certain equipment. Certain non-cancelable leases are classified as capital leases, and leased assets are included in property, plant and equipment.  Other  long-term  non-cancelable  leases are  classified as  operating  leases and are not capitalized. Certain of the leases contain renewal or purchase options, but the leases do not contain significant contingent rental payments, escalation clauses, rent holidays,  rent  concessions  or  leasehold improvement incentives. The amount of capital leases reported as capital assets, net of accumulated amortization, was $3 and $5 at December 31, 2009 and 2008, respectively.

Under long-term operating leases, minimum annual rentals are $63 in 2010, $48 in 2011, $39 in 2012, $23 in 2013, $12 in 2014 and $42 thereafter. Such rental commitments have been reduced by minimum sublease rentals of $15 due under non-cancelable subleases. The present value of future minimum payments on capital leases was $3 as of December 31, 2009. Rental expense (net of sublease rental income) was $62, $60 and $69 in 2009, 2008 and 2007, respectively.

Crown Cork & Seal Company, Inc.

K.  Provision for Asbestos

Crown Cork & Seal Company, Inc. (“Crown Cork”) is one of many defendants in a substantial number of lawsuits filed throughout the United States by persons alleging bodily injury as a result of exposure to asbestos. These claims arose from the insulation operations of a U.S. company, the majority of whose stock Crown Cork purchased in 1963. Approximately ninety days after the stock purchase, this U.S. company sold its insulation assets and was later merged into the Company.

Prior to 1998, amounts paid to asbestos claimants were covered by a fund made available to the Company under a 1985 settlement with carriers insuring the Company through 1976, when the Company became self-insured. The fund was depleted in 1998 and the Company has no remaining coverage for asbestos-related costs.

During 2009, the states of Indiana, North Dakota, Oklahoma and Wisconsin enacted legislation that limits asbestos-related liabilities under state law of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos.  Similar legislation was enacted in Florida, Georgia, Mississippi, Ohio and South Carolina in recent years.  The legislation, which applies to future and, with the exception of Georgia and South Carolina, pending claims, caps asbestos-related liabilities at the fair market value of the predecessor’s total gross assets adjusted for inflation.  The Company has paid significantly more for asbestos-related claims than the total value of its predecessor’s assets adjusted for inflation. The Company has integrated the legislation into its claims defense strategy.  The Company cautions, however, that the legislation may be challenged and there can be no assurance regarding the ultimate effect of the legislation on the Company.

In June 2003, the state of Texas enacted legislation that limits the asbestos-related liabilities in Texas courts of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The Texas legislation, which applies to future claims and pending claims, caps asbestos-related liabilities at the total gross value of the predecessor’s assets adjusted for inflation.  The Company has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor’s assets.  In May 2006 the Texas Fourteenth Court of Appeals upheld a grant of summary judgment to Crown Cork and upheld the state constitutionality of the statute (Barbara Robinson v. Crown Cork & Seal Company, Inc., No. 14-04-00658-CV, Fourteenth Court of Appeals, Texas). The Appeals Court decision has been appealed by the plaintiff to the Texas Supreme Court.  A favorable ruling for summary judgment in an asbestos case pending against Crown Cork in the district court of Travis County, Texas (in Re Rosemarie Satterfield as Representative of the Estate of Jerrold Braley Deceased v. Crown Cork & Seal Company, Inc., No. 03-04-00518-CV, Texas Court of Appeals, Third District, at Austin) has been reversed on appeal on state constitutional grounds due to retroactive application of the statute. Although the Company believes that the Texas legislation is constitutional, there can be no assurance that the legislation will be upheld by the Texas Supreme Court on appeal. An adverse ruling by the Texas Supreme Court could have a material impact on the Company.

In December 2001, the Commonwealth of Pennsylvania enacted legislation that limits the asbestos-related liabilities of Pennsylvania corporations that are successors by corporate merger to companies involved with asbestos. The legislation limits the successor’s liability for asbestos to the acquired company’s asset value adjusted for inflation. The Company has paid significantly more for asbestos-related claims than the acquired  company’s adjusted asset value. In November 2004, the legislation was amended to address a Pennsylvania Supreme Court decision (Ieropoli v. AC&S Corporation, et. al., No. 117 EM 2002) which held that the statute violated the Pennsylvania Constitution due to retroactive application.  On February 6, 2009, the Superior Court of Pennsylvania affirmed, due to the plaintiff’s lack of standing, the Philadelphia Court of Common Pleas’ dismissal of three cases against the Company raising federal and state constitutional challenges to the amended statute (Stea v. A.W. Chesterton, Inc., et. al, No. 2956 EDA 2006). The Pennsylvania Supreme Court has accepted an appeal of the decision.  The Company cautions that the limitations of the statute, as amended, are subject to litigation and may not be upheld.  Adverse rulings in cases challenging the constitutionality of the Pennsylvania statute could have a material impact on the Company.

Crown Cork & Seal Company, Inc.

During 2009, 2008 and 2007, respectively, the Company (i) received 2,000, 3,000 and 4,000 new claims, (ii) settled or dismissed 2,000, 3,000 and 4,000 claims, and (iii) had 50,000 claims outstanding at the end of 2009. The outstanding claims at December 31, 2009 exclude 33,000 pending claims involving plaintiffs who allege that they are, or were, maritime workers subject to exposure to asbestos, but whose claims the Company believes will not have a material effect on the Company’s consolidated results of operations, financial position or cash flow.  The outstanding claims at December 31, 2009 also exclude approximately 19,000 inactive claims.  Due to the passage of time, the Company considers it unlikely that the plaintiffs in these cases will pursue further action.  The exclusion of these inactive claims had no effect on the calculation of the Company’s accrual as the claims were filed in states, as described above, where the Company’s liability is limited by statute.

Of the 50,000 claims outstanding at the end of 2009, approximately 96% were filed by plaintiffs who do not claim a specific amount of damages or claim a minimum amount as established by court rules relating to jurisdiction; approximately 2% were filed by plaintiffs who claim damages of less than $5; approximately 2% were filed by plaintiffs who claim damages from $5 to less than $100 (91% of whom claim damages from $10 to less than $25) and three were filed by plaintiffs who claim damages ranging from $162 to $185.

During 2009, 2008 and 2007, respectively, the Company (i) recorded pre-tax charges of $55, $25 and $29 to increase its accrual, (ii) made asbestos-related payments of $26, $25 and $26, (iii) settled claims totaling $17, $15 and $15, including amounts committed to be paid in future periods and (iv) had outstanding accruals of $230, $201 and $201 at the end of the year.

The Company estimates that its probable and estimable asbestos liability for pending and future asbestos claims and related legal costs is $230 at the end of 2009, including $174 for unasserted claims and $1 for committed settlements that will be paid in 2010.

Historically (1977-2009), the Company estimates that approximately one-quarter of all asbestos-related claims made against it have been asserted by claimants who claim first exposure to asbestos after 1964. However, because of the Company's settlement experience to date and the increased difficulty of establishing identification of the subsidiary’s insulation products as the cause of injury by persons alleging first exposure to asbestos after 1964, the Company has not included in its accrual any amounts for settlements by persons alleging first exposure to asbestos after 1964.

Underlying the accrual are assumptions that claims for exposure to asbestos that occurred after the sale of the U.S. company’s insulation business in 1964 would not be entitled to settlement payouts and that the state asbestos legislation described above is expected to have a highly favorable impact on the Company's ability to settle or defend against asbestos-related claims in those states, and other states where Pennsylvania law may apply.  The Company’s accrual of $230 includes estimates for probable costs for claims through the year 2019.  Potential estimated additional claims costs of $38 beyond 2019 have not been included in the Company’s liability, as the Company believes cost projections beyond ten years are inherently unreliable due to potential changes in the litigation environment and other factors whose impact cannot be known or reasonably estimated.

While it is not possible to predict the ultimate outcome of asbestos-related claims and settlements, the Company believes that resolution of these matters is not expected to have a material adverse effect on the Company’s financial position. The Company cautions, however, that estimates for asbestos cases and settlements are difficult to predict and may be influenced by many factors. In addition, there can be no assurance regarding the validity or correctness of the Company’s assumptions or beliefs underlying its accrual. Unfavorable court decisions or other adverse developments may require the Company to substantially increase its accrual or change its estimate. Accordingly, these matters, if resolved in a manner different from the estimate, could have a material effect on the Company’s results of operations, financial position or cash flow.

Crown Cork & Seal Company, Inc.

L.  Commitments and Contingent Liabilities

The Company, along with others in most cases, has been identified by the EPA or a comparable state environmental agency as a Potentially Responsible Party (“PRP”) at a number of sites and has recorded aggregate accruals of $6 for its share of estimated future remediation costs at these sites. The Company has been identified as having either directly or indirectly disposed of commercial or industrial waste at the sites subject to the accrual, and where appropriate and supported by available information, generally has agreed to be responsible for a percentage of future remediation costs based on an estimated volume of materials disposed in proportion to the total materials disposed at each site.  The Company has not had monetary sanctions imposed nor has the Company been notified of any potential monetary sanctions at any of the sites.  The Company has also recorded aggregate accruals of $12 for remediation activities at various worldwide locations that are owned by the Company and for which the Company is not a member of a PRP group.  Although the Company believes its accruals are adequate to cover its portion of future remediation costs, there can be no assurance that the ultimate payments will not exceed the amount of the Company’s accruals and will not have a material effect on its results of operations, financial position and cash flow.  Any possible loss or range of potential loss that may be incurred in excess of the recorded accruals cannot be estimated.  Actual expenditures for remediation were $2, $5 and $1 in 2009, 2008 and 2007, respectively.  The Company records an undiscounted environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. Reserves at December 31, 2009 are primarily for asserted claims and are based on internal and external environmental studies. The Company expects that the liabilities will be paid out over the period of remediation for the applicable sites, which in some cases may exceed ten years. Although the Company believes its reserves are adequate, there can be no assurance that the ultimate payments will not exceed the amount of the Company’s reserves and will not have a material effect on the Company’s consolidated results of operations, financial position and cash flow.

The Company and its subsidiaries are also subject to various other lawsuits and claims with respect to labor, environmental, securities, vendor and other matters arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes that the ultimate liabilities resulting from such lawsuits and claims will not materially affect the Company’s consolidated results of operations, financial position or cash flow.

The Company has various commitments to purchase materials, supplies and utilities totaling approximately $4.5 billion as of December 31, 2009 as part of the ordinary conduct of business. The Company’s basic raw materials for its products are steel and aluminum, both of which are purchased from multiple sources. The Company is subject to fluctuations in the cost of these raw materials and has periodically adjusted its selling prices to reflect these movements. There can be no assurance, however, that the Company will be able to fully recover any increases or fluctuations in raw material costs from its customers.  The Company also has commitments for standby letters of credit and for purchases of capital assets.

At December 31, 2009 the Company had certain indemnification agreements covering environmental remediation, lease payments, and other potential costs associated with properties sold or businesses divested. For agreements with defined liability limits the maximum potential amount of future liability was $18.  Several agreements outstanding at December 31, 2009 did not provide liability limits.  The Company also has guarantees of $29 related to the residual value of leased assets at December 31, 2009.

In January 2010, the Company received a one-time payment of $21 as part of an overall resolution of a long-time dispute unrelated to the Company’s ongoing operations, customers or vendors, and will record a gain of $21 in the first quarter of 2010.

M.	Restructuring

During 2009, the Company provided a pre-tax charge of $43 for restructuring costs, including $20 related to the closure of two food can plants and an aerosol plant in Canada, $19 for severance costs to reduce headcount in the Company’s European division and $4 for costs related to a prior restructuring action in Canada.  The charges of $24 in Canada included $11 for pension and postretirement benefit plan curtailment charges and settlements,  $6 for  severance  costs,  $4 for  other  exit costs and  $3  for  asset writedowns.  Also related to the Canadian plants, the Company expects to incur future additional charges of approximately $16 for pension settlements in 2010 or 2011 when the Company receives regulatory approval to settle these obligations, and $5 for plant maintenance and strip and clean costs related to the closed plants.  The total cash cost for these restructuring actions is expected to be approximately $30, including $25 for severance costs and $5 for pension plan settlements.

Crown Cork & Seal Company, Inc.

During 2008, the Company provided a pre-tax charge of $21 for restructuring costs, including $13 to close a food can plant and a beverage can and crown plant in Canada.  The charge of $13 included $4 to write down the value of property and equipment, $6 for pension plan curtailment charges, and $3 for severance costs.   An additional charge of approximately $17 related to pension plan settlement costs is expected to be recorded in 2010 or 2011 when the Company receives regulatory approval to settle these obligations.  In addition to the charge of $13 for the Canadian plants, the Company also provided  pre-tax charges of $6 to reduce headcount and $2 for other exit costs, primarily in the European Food segment.

During 2007, the Company provided a pre-tax charge of $20 for restructuring costs, including $7 for severance and other exit costs in the European Food segment, $6 for the reclassification of cumulative translation adjustments to earnings from the closure of its operations in Indonesia, $3 of corporate costs for the settlement of a labor dispute related to prior restructurings, and $4 for other severance and exit costs.

Balances remaining in the reserves at December 31, 2009 included provisions of $23 for current year actions and $2 for prior restructuring actions. The balance of the restructuring reserves was included in the Consolidated Balance Sheets within accounts payable and accrued liabilities.

The components of the restructuring reserve and movements within these components during 2009 and 2008 were as follows:

		Other	Asset
	Termination	exit	write
	costs	costs	downs	Total

Balance at January 1, 2008	$8	$7		$15
Provisions	15	2	$4	21
Payments made	(5)	(8)		(13)
Reclassify to other accounts	(6)		(4)	(10)
Foreign currency translation and other	(1)			(1)
Balance at December 31, 2008	11	1		12
Provisions	36	4	3	43
Payments made	(12)	(5)		(17)
Reclassify to other accounts	(11)		(3)	(14)
Foreign currency translation and other	1			1
Balance at December 31, 2009	$25	$0	$0	$25

N.	Asset Impairments and Sales

During 2009, the Company recorded net pre-tax gains of $6 for asset impairments and sales including a gain of $8 from the sale of surplus land in a European food can business, partially offset by $2 of other net losses from asset sales and impairment charges.

During 2008, the Company recorded net pre-tax charges of $6 for asset impairments and sales including an asset impairment charge of $5 to write off its investment in an available for sale security due to a declining share price and eventual Chapter 11 reorganization petition filed by the investee.

During 2007, the Company recorded net pre-tax charges of $100 for asset impairments and sales including a non-cash goodwill impairment charge of $103 in the European metal vacuum closures business, partially offset by $3 of other net gains from asset sales and impairment charges.

Crown Cork & Seal Company, Inc.

O.   Stock-Based Compensation
As of December 31, 2009, the Company participated in four stock-based incentive compensation plans sponsored by CHI – 2006, 2004, 2001 and 1997 – with outstanding stock option grants and awards.  All plans were approved by CHI's shareholders.  The 2006 plan, which expires in April 2016, is the only plan with shares (approximately 2.9 million) available for future grants or awards.  The 2006 plan provides for the granting of awards in the form of stock options, deferred stock, restricted stock or stock appreciation rights (“SARs”).  There have been no awards of SARs or deferred stock under any of the plans as of December 31, 2009.  The awards may be subject to the achievement of certain performance goals, generally based on market conditions, as determined by the Plan Committee designated by CHI's Board of Directors.

Stock Options

A summary of stock option activity follows:

	2009
		Weighted average
	Shares	exercise price
Options outstanding at January 1	8,357,585	$16.68
Granted	7,500	26.60
Exercised	(1,820,673)	12.65
Forfeited	(169,800)	23.45
Expired	(546,925)	29.61
Options outstanding at December 31	5,827,687	16.54

Options fully vested or expected to vest at December 31	5,729,546	16.42

The following table summarizes outstanding and exercisable options at December 31, 2009:

Options Outstanding				Options Exercisable
		Weighted
		average	Weighted		Weighted
Range of		remaining	average		average
exercise	Number	contractual	exercise	Number	exercise
prices	outstanding	life in years	price	exercisable	price
$4.25 to $8.38	713,103	1.7	$5.11	713,103	$5.11
$8.60	1,356,984	4.2	8.60	1,356,984	8.60
$8.75 to $15.99	502,100	4.2	9.25	502,100	9.25
$23.19 to $23.45	3,208,000	7.1	23.45	641,600	23.45
$23.88 to $26.60	47,500	0.3	25.28	8,000	25.03
	5,827,687	5.5	16.54	3,221,787	10.93

Outstanding stock options have a contractual term of ten years, are fixed-price and non-qualified, and vest over six years at 20% per year with initial vesting on the second anniversary of the grant.

Options outstanding at December 31, 2009 had an aggregate intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options as of December 31, 2009) of $53.  The aggregate intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $22, $17 and $26, respectively.   Cash received from exercise of stock options during 2009 was $23.

At December 31, 2009, shares that were fully vested or expected to vest had an aggregate intrinsic value of $52 and a weighted average remaining contractual term of 5.5 years, and shares exercisable had an aggregate intrinsic value of $47 and a weighted average remaining contractual term of 4.2 years.  Also at December 31, 2009, there was $15 of unrecognized compensation expense related to outstanding nonvested stock options with a weighted average recognition period of 3.2 years.

Crown Cork & Seal Company, Inc.

Stock options are valued at their grant date fair value using the Black-Scholes option pricing model. Valuations incorporate several variables, including expected term, expected volatility, and a risk-free interest rate.  The expected term (which is the timeframe under which an award is exercised after grant) is derived from historical data about participant exercise and post-vesting employment termination patterns.

Volatility is the expected fluctuation of CHI's  stock  price in the  market  and  is derived  from  a combination of historical  data about CHI's stock price and implied volatilities based on market data. The risk-free interest rate is the U.S. Treasury yield curve rate in effect at the  date  of  the  grant which  has  a  contractual  life  similar  to  the option’s expected term.

During 2009, the Company granted options to purchase 7,500 shares under its 2006 stock-based incentive compensation plan.  The options have a ten-year contractual life and vest over six years at 20% per year with the initial vesting scheduled on the second anniversary of the grant.

The fair values of stock option grants during 2009, 2008 and 2007 were estimated using the following weighted average assumptions:

	2009	2008	2007
Risk-free interest rate	2.7%	3.2%	4.7%
Expected life of option (years)	6.0	6.0	6.0
Expected stock price volatility	33.7%	30.0%	32.2%
Expected dividend yield	0.0%	0.0%	0.0%

The weighted average grant-date fair values for options granted during 2009, 2008 and 2007 were $10.01, $8.65 and $9.50, respectively.

Compensation expense for stock options was $5 in 2009, $6 in 2008 and $5 in 2007, using an annual forfeiture rate of approximately three percent in 2009 and two percent in 2008 and 2007.  The forfeiture rate is based on historical data of the forfeiture of nonvested share-based awards through the termination of service by plan participants.

Restricted Stock

Each year the Company awards CHI shares to certain senior executives.  The awards are in the form of time-vested restricted stock and performance-based shares.  The restricted stock vests ratably over three years on the anniversary date of the award.  The performance-based shares, containing a market performance feature, cliff vest at the end of three years on the anniversary date of the award.  The number of performance-based shares that will ultimately vest is based on the level of performance achieved, ranging between 0% and 200% of the shares originally awarded and will be settled in shares of common stock.  The market performance criteria is CHI's Total Shareholder Return (“TSR”), which includes share price appreciation and dividends paid, during the three-year term of the award measured against the TSR of a peer group of companies.  There are currently three awards outstanding: 2007, 2008 and 2009.  Under the awards, participants who terminate employment for retirement, disability or death receive accelerated vesting of their time-vested awards to the date of termination.  Performance-based awards will be issued to the terminated participants on the original vesting date.

A summary of restricted stock and performance-based share transactions during the year ended December 31, 2009 follows:

		Weighted average
		grant date
	Shares	fair value
Shares at January 1, 2009	979,807	$22.43
Awarded	615,839	20.72
Released	(526,618)	20.46
Shares at December 31, 2009	1,069,028	22.42

Crown Cork & Seal Company, Inc.

The weighted-average grant date fair value of restricted stock awarded in 2009, 2008 and 2007 was $18.87, $22.68 and $21.64, respectively.  The weighted-average grant date fair value of performance-based shares awarded during 2009, 2008 and 2007 was $23.10, $25.59 and $25.36, respectively.

The stock awards in 2009 included 308,115 shares of time-vested restricted stock and 256,229 performance-based shares.  In addition to the annual stock awards, 51,495 additional performance-based shares were issued and released because the Company exceeded the level of performance established on the original date of the award in 2006 by approximately 35%.  The additional shares were issued without restriction and had a fair value of $19.99.  The fair value of the performance-based shares awarded was $23.10, using a Monte Carlo valuation model.  The variables used in the model included stock price volatility of 36.4%, an expected term of three years, and a risk-free interest rate of 1.2% along with other factors associated with the relative performance of CHI’s stock price and shareholder returns when compared to the companies in the peer group.

Compensation expense for restricted stock was $13, $10 and $9 in 2009, 2008 and 2007, respectively. As of December 31, 2009, there was $7 of unrecognized compensation cost related to outstanding nonvested restricted and performance-based stock awards. This cost is expected to be recognized over the remaining weighted average vesting period of 1.4 years. The aggregate fair value of shares that vested during the years ended December 31, 2009, 2008 and 2007, including additional performance-based shares issued, was $11, $9 and $8, respectively.

P.  Debt

	2009	2008
Short-term debt (1)
U.S. dollar bank loans/overdrafts	$2	$20
Other currency bank loans/overdrafts	28	39
Total short-term debt	$30	$59

Long-term debt
Credit facility borrowings (2)	$113
Senior secured notes:
Euro (€160 in 2009) 6.25% first priority due 2011	229	$642
First priority term loans:
U.S. dollar at LIBOR plus 1.75% due 2012	350	354
Euro (€276 in 2009) at EURIBOR plus 1.75% due 2012	394	388
Senior notes and debentures:
U.S. dollar 7.625% due 2013	200	500
U.S. dollar 7.75% due 2015	600	600
U.S. dollar 7.625% due 2017	400
U.S. dollar 8.00% due 2023		200
U.S. dollar 7.375% due 2026	350	350
U.S. dollar 7.50% due 2096	64	150
Other indebtedness in various currencies:
Fixed rate with rates in 2009 from 1.0% to 8.9% due 2010 through 2019	49	42
Variable rate with average rates in 2009 from 4.2% to 6.4% due 2010 through 2014	33	56
Unamortized discounts	(14)	(4)
Total long-term debt	2,768	3,278
Less: current maturities	(29)	(31)
Total long-term debt, less current maturities	$2,739	$3,247

(1)	The weighted average interest rates for bank loans and overdrafts outstanding during 2009, 2008 and 2007 were 5.0%, 6.1% and 5.7%, respectively.

(2)
The $758 revolving credit facility is due 2011 and currently bears interest at EURIBOR or LIBOR plus 1.0%. The weighted average interest rates for the credit facility during 2009, 2008 and 2007 were 5.4%, 6.6% and 7.0%, respectively.  Outstanding borrowings under the credit facility as of December 31, 2009 were $113.  There were no outstanding borrowings under the facility at the end of 2008.

Crown Cork & Seal Company, Inc.

Aggregate maturities of long-term debt for the five years subsequent to 2009, excluding unamortized discounts, were $29, $373, $743, $203 and $4, respectively. Cash payments for interest during 2009, 2008 and 2007 were $246, $288 and $293, respectively.

The estimated fair value of the Company’s long-term borrowings, based on quoted market prices for the same or similar issues, was $2,777 at December 31, 2009.

In May 2009, the Company sold $400 principal amount of 7.625% senior unsecured notes due 2017 in a private placement.  The notes were priced at 97.092% to yield 8.125% and the Company received proceeds of $388.  The notes were issued by Crown Americas, LLC and Crown Americas Capital Corp. II.  The notes are senior obligations of the issuers, ranking senior in right of payment to all subordinated indebtedness of Crown Americas, LLC and Crown Americas Capital Corp. II, and are unconditionally guaranteed on a senior basis by the Company and substantially all of its U.S. subsidiaries.

During 2009, the Company recorded a net loss from early extinguishments of debt of $26, for premiums paid and the write off of deferred financing fees, in connection with the following transactions:

•
The Company purchased through a tender offer and privately negotiated transactions €300 of the €460 6.25% senior secured notes of Crown European Holdings SA due 2011.  In addition to the principal of €300, the purchase price also included €13 for fees and redemption premiums ranging from 4.25% to 4.58% of the principal amount.  The repurchased notes were cancelled.

•
In September 2009, the Company made an irrevocable deposit of $212 with a trustee to satisfy and discharge all of the outstanding indebtedness with respect to the 8.0% debentures of Crown Cork & Seal Company, Inc. due 2023.  The payment of $212 included $200 for the principal amount of the debentures, $9 for accrued and unpaid interest to the redemption date of October 30, 2009, and $3 for a redemption premium of 1.525% of the principal amount redeemed.

•	In December 2009, the Company redeemed $300 principal amount of its U.S. dollar 7.625% senior notes due 2013 and paid a redemption premium of $11.

•	In December 2009, the Company repurchased $86 principal amount of its 7.50% debentures due 2096 at a discount of $21 to the principal amount.

During 2008, the Company redeemed the remaining $12 of its U.S. dollar 9.50% and 10.875% senior notes due 2011 and 2013 and the remaining €18 of its euro 10.25% senior notes due 2011, and recorded a charge of $2 for premiums paid and the write off of deferred financing fees.

During 2009, 2008 and 2007, the Company recorded pre-tax foreign exchange gains/(losses) of $6, $(21) and $9, respectively, primarily for certain subsidiaries that had unhedged currency exposure arising from intercompany debt obligations and for other subsidiaries whose functional currency is not their local currency. The gains and losses are included in translation and exchange adjustments in the Consolidated Statements of Operations.

In 2005, the Company sold $500 of 7.625% senior notes due 2013 and $600 of 7.75% senior notes due 2015, and entered into the first priority revolving credit facility due 2011 and the first priority term loan facility due 2012 comprised of $165 and €287 term loans.  In  August 2006, the  Company entered into an amendment to its first priority credit facility providing for an additional $200  first  priority  term loan  facility due 2012. The revolving credit facility is subject to a pricing grid and has current pricing of 1.0% above LIBOR and EURIBOR, respectively.  The revolving credit facility also includes commitment fees of 0.375% on the unused portion of the facility.  The term loans bear interest at LIBOR or EURIBOR plus 1.75%.

The notes due 2013 and 2015 are senior obligations of Crown Americas, LLC and Crown Americas Capital Corporation, indirect, wholly-owned subsidiaries of the Company, and are guaranteed by substantially all U.S. subsidiaries.  The issuer may redeem some or all of the 2013 and 2015 notes beginning in November 2009 and 2010, respectively, at redemption prices initially representing a premium to principal equal to one-half of the applicable interest rate on the notes, declining annually thereafter.  The revolving credit and term loan facilities contain financial covenants including an interest coverage ratio, a total net leverage ratio and a senior secured net leverage ratio.

Crown Cork & Seal Company, Inc.

The $758 revolving credit facility includes provisions for letters of credit up to $150 and €50.  Outstanding letters of credit accrue interest at 1.125% as of December 31, 2009 and reduce the amount of borrowing capacity otherwise available.  As of December 31, 2009, there were $71 of outstanding letters of credit under the facility.

In 2004, the Company issued €460 of 6.25% first priority senior secured notes due 2011.  The notes are senior obligations of Crown European Holdings, Inc. (“CEH”) and are guaranteed on a senior basis by Crown Holdings, Crown Cork, substantially all other U.S. subsidiaries, and certain subsidiaries in Belgium, Canada, France, Germany, Mexico, the Netherlands, Switzerland, and the U.K.  The holders of the first priority senior secured notes have first priority liens on assets of certain of the guarantor subsidiaries and the stock of Crown Cork. CEH may redeem all or some of the first priority secured notes at any time by paying a make-whole premium.  CEH is also required to make an offer to purchase the first priority secured notes upon the occurrence of certain change of control transactions or asset sales. The first priority note indentures contain covenants that limit the ability of CHI, the Company and its subsidiaries to, among other things, incur additional debt, pay dividends or repurchase capital stock, create liens, and engage in sale and leaseback transactions.  In December 2006, the Company amended the indenture to, among other things, allow CHI and the Company to incur an additional $200 of indebtedness collateralized by the same liens as the notes and to make $100 of additional restricted payments of any type, including restricted payments for the repurchase or other acquisition or retirement for value of shares of CHI common stock.

Q.   Fair Value Measurements

Under GAAP a framework exists for measuring fair value, providing a three-tier fair value hierarchy of pricing inputs used to report assets and liabilities that are adjusted to fair value. Level 1 includes inputs such as quoted prices which are available in active markets for identical assets or liabilities as of the report date.  Level 2 includes inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the report date.  Level 3 includes unobservable pricing inputs that are not corroborated by market data or other objective sources.  The Company has no items valued using Level 3 inputs other than certain pension plan assets as disclosed in Note T.

The following table sets forth the fair value hierarchy of the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009.

				Fair value
				measurements using
		Assets/liabilities
		at fair value		Level 1		Level 2
		2009	2008	2009	2008	2009	2008
Assets
	Derivative instruments	$45	$78	$31	$14	$14	$64

Liabilities
	Derivative instruments	$67	$210	$1	$104	$66	$106

The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability.  The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy.

The Company applies a market approach to value its commodity price hedge contracts.  Prices from observable markets are used to develop the fair value of these financial instruments and they are reported under Level 1.  The Company uses an income approach to value its outstanding cross-currency swaps and foreign exchange forward contracts.  These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates and foreign exchange spot and forward rates, and are reported under Level 2 of the fair value hierarchy.

Crown Cork & Seal Company, Inc.

Refer to Note R for further discussion of the Company’s use of derivative instruments and their fair values at December 31, 2009, and Note T for fair value disclosures related to pension plan asssets.

R.  Derivative Financial Instruments

In the normal course of business the Company is subject to risk from adverse fluctuations in foreign exchange and interest rates and commodity prices. The Company manages these risks through a program that includes the use of derivative financial instruments, primarily swaps and forwards. Counterparties to these contracts are major financial institutions.  The Company is exposed to credit loss in the event of nonperformance by these counterparties.  The Company does not use derivative instruments for trading or speculative purposes.

The Company’s objective in managing exposure to market risk is to limit the impact on earnings and cash flow.  The extent to which the Company uses such instruments is dependent upon its access to these contracts in the financial markets and its success using other methods, such as netting exposures in the same currencies to mitigate foreign exchange risk and using sales agreements that permit the pass-through of commodity price and foreign exchange rate risk to customers.

For derivative financial instruments accounted for as hedging instruments, the Company formally designates and documents, at inception, the financial instrument as a hedge of a specific underlying exposure, the risk management objective and the manner in which effectiveness of the hedge will be assessed.  The Company formally assesses, both at inception and at least quarterly thereafter, whether the derivative financial instruments used in hedging transactions are effective in offsetting changes in fair value or cash flows of the related underlying exposures.  Any ineffective portion of the change in fair value of the instruments is recognized immediately in earnings.

Cash Flow Hedges

The Company designates certain derivative financial instruments as cash flow hedges.  No components of the hedging instruments are excluded from the assessment of hedge effectiveness.  All changes in fair value of outstanding derivatives in cash flow hedges, except any ineffective portion, are recorded in other comprehensive income until earnings are impacted by the hedged transaction.  Classification of the gain or loss in the Consolidated Statements of Operations upon release from comprehensive income is the same as that of the underlying exposure.  Contracts outstanding at December 31, 2009 mature between one and thirty-six months.

When the Company discontinues hedge accounting because it is no longer probable that an anticipated transaction will occur in the originally expected period or within an additional two-month period thereafter, changes to fair value accumulated in other comprehensive income are recognized immediately in earnings.

The Company may use cross-currency and interest rate swaps to manage its portfolio of fixed and variable debt, including foreign-currency denominated intercompany debt, and to manage the impact of debt on local cash flows.  During 2005, the Company entered into four cross-currency swaps with an aggregate notional value of $700 that effectively convert fixed rate U.S. dollar intercompany debt to fixed rate euro intercompany debt.  In November 2009, the third swap with a notional value of $225 matured and the Company paid $62. Currently the Company has only one swap outstanding, which matures in November 2010, with a notional value of $235 and a fair value loss of $49.  The swaps have been and continue to be effective in mitigating the risk of changes in foreign exchange and interest rates because the critical terms of the swaps, including notional amounts, interest reset dates, maturity dates and underlying market indices, match those of the foreign currency-denominated debt.

Crown Cork & Seal Company, Inc.

The Company uses forwards to hedge anticipated purchases of various commodities, including aluminum, fuel oil and natural gas.  Information about commodity price exposure is derived from supply forecasts submitted by customers and these exposures are hedged by a central treasury unit.  The U.S. dollar-equivalent notional value of commodity contracts designated as cash flow hedges at December 31, 2009 was $167.

The Company also designates certain foreign exchange contracts as cash flow hedges of anticipated foreign currency-denominated sales or purchases.  The Company manages these risks at the operating unit level.  Often the hedging of foreign currency risk is performed in concert with related commodity price hedges.  The U.S. dollar-equivalent notional value of foreign exchange contracts designated as cash flow hedges at December 31, 2009 was $283.

Changes in the fair value of cash flow hedges in accumulated other comprehensive income/(loss) were:

Balance at January 1, 2009	($56)

Current period changes in fair value, net of tax:

Cross-currency swaps	(30)
Commodities	24
Foreign exchange	6

Reclassifications to income:

Cross-currency swaps	23	(1)
Commodities	66	(2)
Foreign exchange	(6)	(3)

Balance at December 31, 2009	$27

(1)	$30 charged to foreign exchange and $7 credited to interest expense
(2)	$88 charged to cost of products sold and $22 credited to income tax expense
(3)	$3 credited to sales and $3 credited to cost of products sold

During the twelve months ending December 31, 2010, a net gain of $27 ($21, net of tax) is expected to be reclassified to earnings.  The actual amount that will be reclassified may differ from this amount due to changing market conditions.  No amounts were reclassified during the twelve months ended December 31, 2009 in connection with anticipated transactions that were no longer considered probable.

Fair Value Hedges and Contracts Not Designated as Hedges

The Company designates certain derivative financial instruments as fair value hedges of recognized foreign-denominated assets and liabilities, which generally consist of trade accounts receivable and payable and unrecognized firm commitments. The notional values and maturity dates of the derivative instruments coincide with those of the hedged items. Changes in fair value of the derivative financial instruments, excluding time value, are offset by changes in fair value of the related hedged items.  Other than for firm commitments, amounts related to time value are excluded from the assessment and measurement of hedge effectiveness and are reported in earnings, including $2 before income taxes for the twelve months ended December 31, 2009. The U.S. dollar-equivalent notional value of foreign exchange contracts designated as fair value hedges at December 31, 2009 was $114.

The Company does not designate foreign exchange contracts related to intercompany debt as fair value hedges. Although these derivative financial instruments were not designated or did not qualify for hedge accounting, they are effective economic hedges as the changes in their fair value, except for time value, are offset by changes in the fair value of the related intercompany debt. The Company’s primary use of these derivative instruments is to offset the earnings impact that fluctuations in foreign exchange rates have on intercompany debt denominated in nonfunctional currencies. Changes in fair value of these derivative instruments are immediately recognized in earnings as foreign exchange adjustments and their U.S dollar-equivalent notional value at December 31, 2009 was $575.

Crown Cork & Seal Company, Inc.

The impact on earnings of foreign exchange contracts designated as fair value hedges was a loss of $1 for the twelve months ended December 31, 2009.  The impact on earnings of foreign exchange contracts not designated as hedges was a loss of $47.  These items were reported as translation and foreign exchange in the Consolidated Statements of Operations and were offset by changes in the fair value of the related foreign currency exposure.

The fair values of outstanding derivative instruments in the Consolidated Balance Sheet at December 31, 2009 were:

Assets
	Derivatives designated as hedges:
	Foreign exchange	$4	(4)
	Commodities	31	(5)

	Derivatives not designated as hedges:
	Foreign exchange	10	(4)

	Total	$45
Liabilities
	Derivatives designated as hedges:
	Cross-currency swaps	$49	(6)
	Foreign exchange	4	(6)
	Commodities	1	(6)

	Derivatives not designated as hedges:
	Foreign exchange	13	(6)

	Total	$67

(4) reported in other current assets
(5) $14 reported in current assets and $17 reported in other non-current assets
(6) reported in accounts payable and accrued liabilities

S.  Acquisition

During 2009, the Company acquired a 70% interest in a beverage can production facility near Ho Chi Minh City, Vietnam for $22 in cash, net of cash acquired.  The facility had not commenced commercial production at the time it was acquired by the Company.  The overall purchase price allocation included $28 to property, plant and equipment, $4 to accrued liabilities, and $2 to noncontrolling interests.

T.   Pensions and Other Retirement Benefit

Pensions. The Company sponsors various pension plans covering certain U.S. and non-U.S. employees, and participates in certain multi-employer pension plans. The benefits under the Company plans are based primarily on years of service and either the employees’ remuneration near retirement or a fixed dollar multiple. Contributions to multi-employer plans in which the Company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts or applicable local regulations.

Crown Cork & Seal Company, Inc.

A measurement date of December 31 was used for all plans presented below.

The components of pension expense were as follows:

U.S.	2009	2008	2007

Service cost	$8	$7	$8
Interest cost	80	80	77
Expected return on plan assets	(71)	(117)	(112)
Amortization of actuarial loss	77	30	46
Amortization of prior service cost	2	2	2
Cost attributable to settlements and curtailments	7	7	3
Total pension expense	$103	$9	$24

Non-U.S.	2009	2008	2007

Service cost	$19	$32	$36
Interest cost	147	174	171
Expected return on plan assets	(162)	(230)	(245)
Amortization of actuarial loss	28	34	29
Amortization of prior service credit	(5)	(6)	(6)
Cost attributable to settlements and curtailments			1
Total pension expense/(credit)	$27	$4	$(14)

The non-U.S. pension expense excludes $10 and $7 of cost attributable to curtailments that was recorded in restructuring expense in 2009 and 2008, respectively.

Additional pension expense of $4 was recognized in each of the last three years for multi-employer plans.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1,325, $1,302 and  $970, respectively, as of December 31, 2009 and $1,251, $1,229 and $870, respectively, as of December 31, 2008.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $209, $187 and $82, respectively, as of December 31, 2009 and $183, $164 and $67, respectively, as of December 31, 2008.

	U.S. Plans		Non-U.S. Plans
Projected Benefit Obligations	2009	2008	2009	2008

Benefit obligations at January 1	$1,251	$1,301	$2,101	$3,425
Service cost	8	7	19	32
Interest cost	80	80	147	174
Plan participants’ contributions			5	7
Amendments		1
Curtailments			10	4
Actuarial (gain)/loss	112	(11)	454	(619)
Benefits paid	(126)	(127)	(157)	(181)
Foreign currency translation			251	(741)
Benefit obligations at December 31	$1,325	$1,251	$2,830	$2,101

Accumulated benefit obligations at December 31	$1,302	$1,229	$2,704	$2,018

Crown Cork & Seal Company, Inc.

	U.S. Plans		Non-U.S. Plans
Plan Assets	2009	2008	2009	2008

Fair value of plan assets at January 1	$870	$1,394	$2,210	$3,524
Actual return on plan assets	210	(411)	260	(389)
Employer contributions	16	14	58	57
Plan participants’ contributions			5	7
Benefits paid	(126)	(127)	(157)	(181)
Foreign currency translation			261	(808)
Fair value of plan assets at December 31	$970	$870	$2,637	$2,210

The Company’s investment strategy in its U.S. plan is designed to generate returns that are consistent with providing benefits to plan participants within the risk tolerance of the plan.  Asset allocation is the primary determinant of return levels and investment risk exposure.  The assets of the plan are broadly diversified in terms of securities and security types in order to limit the potential of large losses from any one security.  The strategic ranges for asset allocation in the U.S. plan are as follows:

U.S. equities	35% to 45%
International equities	10% to 20%
Fixed income	12% to 22%
Real estate	0% to 5%
Private equity	5% to 10%
Hedge funds	15% to 20%

The Company’s investment strategy in its U.K. plan, the largest non-U.S. plan, is designed to achieve a funding level of 105% within the next 10 years by targeting an expected return (net of fees) of 2.4% annually in excess of the expected growth in the liabilities.  The company seeks to achieve this return with a risk level commensurate with a 5% chance of the funding level falling by 8% in any one year.  The strategic ranges for asset allocation in the U.K. plan are as follows:

Investment grade bonds	20% to 100%
Quoted equities	0% to 30%
Hedge funds	0% to 20%
Real estate	0% to 10%
Private equity	0% to 13%
Emerging market wealth	0% to 5%
Distressed credit	0% to 5%
Cash	0% to 10%

Pension assets are classified into three levels.  Level 1 asset values are derived from quoted prices which are available in active markets as of the report date.  Level 2 asset values are derived from other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the report date. Level 3 asset values are derived from unobservable pricing inputs that are not corroborated by market data or other objective sources.

The following is a description of the valuation methodologies used for assets measured at fair value.

Equity securities are valued at the latest quoted prices taken from the primary exchange on which the security trades.  Mutual funds are valued at the net asset value (NAV) of shares held at year-end.  Fixed income securities, including government issued debt, corporate debt, asset-backed and structured debt securities are valued using market inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and other reference data including market research publications.  Derivatives, which consist mainly of interest rate swaps, are valued using a discounted cash flow pricing model based on observable market data.  Investment funds, hedge funds and private equity funds are valued at the NAV at year-end.  The values assigned to private equity funds are based upon assessments  of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, and performance multiples among other factors.  Real estate investments are based on third party appraisals as of year-end.

Crown Cork & Seal Company, Inc.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value.  Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and their placement within the fair value hierarchy.  The levels assigned to the defined benefit plan assets as of December 31, 2009 are summarized in the table below:

		2009
	U.S. plan	Non-U.S. plan
	assets	assets	Total
Level 1
Cash and cash equivalents	$ 24	$ 115	$ 139
Global large cap equity		86	86
U.S. large cap equity	256	36	292
U.S. mid/small cap equity	173	9	182
Mutual funds - global equity	56		56
	509	246	755

Level 2
Government issued debt securities	54	41	95
Corporate debt securities	76	866	942
Asset backed securities	5	18	23
Structured debt	12	78	90
Insurance contracts		13	13
Derivatives		27	27
Investment funds - fixed income	7	559	566
Investment funds - global equity	55	243	298
Investment funds - emerging markets	46	89	135
	255	1,934	2,189

Level 3
Investment funds - real estate		57	57
Hedge funds	115	88	203
Private equity	71	283	354
Real estate - direct	18	5	23
	204	433	637

Total	$968	$2,613	$3,581

Accrued income of $2 for U.S. plan assets and $24 for non-U.S. plan assets is excluded from the table above.

Plan assets include $86 and $65 of CHI's common stock at December 31, 2009 and 2008, respectively.

Crown Cork & Seal Company, Inc.

The following table reconciles the beginning and ending balances of plan assets measured using significant unobservable inputs (Level 3).

	Hedge	Private	Real
	funds	equity	estate	Total

Balance at January 1, 2009	$187	$307	$103	$597
Foreign currency translation	12	27	8	47
Asset returns - assets held at reporting date	(3)	(21)	(10)	(34)
Asset returns - assets sold during the period	16	10	(5)	21
Purchases, sales and settlements, net	(9)	31	(16)	6
Balance at December 31, 2009	$203	$354	$ 80	$637

Pension assets/(liabilities) included in the Consolidated Balance Sheets were:

	2009	2008

Non-current assets	$23	$224
Current liabilities	(8)	(25)
Non-current liabilities	(563)	(471)

The Company’s current liability of $8 at December 31, 2009, represents the expected required payments to be made for unfunded plans over the next twelve months. Estimated 2010 employer contributions are $67 for the Company’s funded plans.

Changes in the net loss and prior service cost/(credit) for the Company’s pension plans were:

	2009		2008		2007
	Net	Prior	Net	Prior	Net	Prior
	loss	service	loss	service	loss	service

Balance at January 1	$1,677	$(1)	$1,480	$(8)	$1,497	$(16)
Reclassification to net periodic benefit cost	(112)	3	(71)	4	(78)	5
Current year loss	329		517		33
Amendments						2
Foreign currency translation	97	1	(249)	3	28	1
Balance at December 31	$1,991	$3	$1,677	$(1)	$1,480	$(8)

The current year loss of $329 includes gains of $237 due to actual asset gains of $470 compared to expected returns of $233, offset by losses of $566 primarily due to lower discount rates at the end of 2009 compared to 2008.  The estimated portions of the net losses and net prior service that are expected to be recognized as components of net periodic benefit cost/(credit) in 2010 are $114 and ($4), respectively.

Expected future benefit payments as of December 31, 2009 were:

	U.S. plans	Non-U.S. plans
2010	$113	$219
2011	111	170
2012	135	176
2013	108	183
2014	106	190
2015 – 2019	489	1,019

Crown Cork & Seal Company, Inc.

The weighted average actuarial assumptions used to calculate the benefit obligations at December 31 were:

U.S.	2009	2008	2007

Discount rate	5.7%	6.7%	6.5%
Compensation increase	3.0%	3.0%	3.0%

Non-U.S.	2009	2008	2007

Discount rate	5.9%	6.7%	5.2%
Compensation increase	3.3%	2.9%	3.5%

The weighted average actuarial assumptions used to calculate pension expense for each year were:

U.S.	2009	2008	2007

Discount rate	6.7%	6.5%	5.9%
Compensation increase	3.0%	3.0%	3.0%
Long-term rate of return	8.75%	8.75%	8.75%

Non-U.S.	2009	2008	2007

Discount rate	6.7%	5.2%	5.2%
Compensation increase	2.9%	3.5%	3.5%
Long-term rate of return	7.0%	7.1%	7.1%

The expected long-term rates of return are determined at each measurement date based on a review of the actual plan assets, the target allocation, and the historical returns of the capital markets.

Other Postretirement Benefit Plans. The Company sponsors unfunded plans to provide health care and life insurance benefits to pensioners and survivors. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. Life insurance benefits are generally provided by insurance contracts. The Company reserves the right, subject to existing agreements, to change, modify or discontinue the plans.  A measurement date of December 31 was used for the plans presented below.

The components of net postretirement benefits cost were as follows:

	2009	2008	2007

Service cost	$8	$8	$5
Interest cost	30	30	33
Amortization of prior service credit	(22)	(23)	(17)
Amortization of actuarial loss	7	8	10
Total postretirement benefits cost	$23	$23	$31

Changes in the benefit obligations were:

	2009	2008

Benefit obligations at January 1	$458	$483
Service cost	8	8
Interest cost	30	30
Curtailments	1
Actuarial (gain)/loss	36	(1)
Benefits paid	(31)	(44)
Foreign currency translation	9	(18)
Benefit obligations at December 31	$511	$458

Crown Cork & Seal Company, Inc.

Changes in the net loss and prior service credit for the Company’s postretirement benefit plans were:

	2009		2008		2007
	Net	Prior	Net	Prior	Net	Prior
	loss	service	loss	service	loss	service

Balance at January 1	$118	$(181)	$131	$(204)	$183	$(119)
Reclassification to net periodic benefit cost	(7)	22	(8)	23	(10)	17
Current year (gain)/loss	36		(1)		(42)
Amendments						(102)
Foreign currency translation			(4)
Balance at December 31	$147	$(159)	$118	$(181)	$131	$(204)

The estimated portions of the net losses and prior service credits that  are expected to be recognized as components of net periodic benefit cost/(credit) in 2010 are $10 and ($21), respectively.

The U.S. plans were amended in 2007 to, among other things, require additional retiree contributions for medical and prescription drug costs.

Expected future benefit payments are $31 in 2010, $32 in 2011, $32 in 2012, $32 in 2013, $33 in 2014 and $165 in aggregate for 2015 through 2019.  These payments are net of expected Medicare Part D subsidies of $3 in each of the years 2010 to 2014 and $16 in aggregate for 2015 through 2019. Benefits paid of $31 in 2009 are net of $3 of subsidies.

The health care accumulated postretirement benefit obligations were determined at December 31, 2009 using health care cost trend rates of 8.3% decreasing to 4.5% over nine years. Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligations by $46 and the total of service and interest cost by $3.  Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement benefit obligations by $39 and the total of service and interest cost by $3.

Weighted average discount rates used to calculate the benefit obligations at the end of each year and the cost for each year are presented below.

	2009	2008	2007

Benefit obligations	5.8%	6.7%	6.5%
Cost	6.7%	6.5%	5.8%

Employee Savings Plan. The Company sponsors the Savings Investment Plan which covers substantially all domestic salaried employees who are at least 21 years of age. The Company matches up to 3.0% of a participant’s compensation and the total Company contributions were $2 in each of the last three years.

Employee Stock Purchase Plan. The Company participates in the CHI Employee Stock Purchase Plan which covers all domestic employees with one or more years of service who are non-officers and non-highly compensated as defined by the Internal Revenue Code. Eligible participants contribute 85% of the quarter-ending market price towards the purchase of each share of CHI common stock.  The Company’s contribution is equivalent to 15% of the quarter-ending market price.  Total shares purchased under the plan in 2009 and 2008 were 36,650 and 40,185, respectively, and the Company’s contributions were less than $1 in both years.

U.   Income Taxes

Effective January 1, 2007, the Company adopted guidance on accounting for uncertainty in income taxes and recorded a charge of $16 to its accumulated deficit.  A reconciliation of unrecognized tax benefits for 2009 and 2008 follows.

Crown Cork & Seal Company, Inc.

	2009	2008
Balance at January 1	$34	$73
Additions for current year tax positions	7	5
Reductions to prior period tax positions		(38)
Lapse of statute of limitations	(3)	(3)
Settlements		(1)
Foreign currency translation		(2)
Balance at December 31	$38	$34

The reserves of $38 as of December 31, 2009 in the table above primarily include potential liabilities related to transfer pricing, foreign withholding taxes, and non-deductibility of expenses.  Interest and penalties are recorded in the statement of operations as interest expense and provision for income taxes, respectively.  The total interest and penalties recorded in the statement of operations was $1 in each of the last three years.  The reserves of $38 and $34 at the end of 2009 and 2008, respectively, exclude $4 of reserves for related penalties in each year.

The unrecognized benefits of $38 as of December 31, 2009 include $32 that, if recognized, would affect the effective tax rate.  The remaining $6 would have no effect due to valuation allowances in certain jurisdictions.  The Company’s unrecognized tax benefits are expected to increase in the next twelve months as it continues its current transfer pricing policies, and are expected to decrease as open tax years lapse or claims are settled.  The Company is unable to estimate a range of reasonably possible changes in its unrecognized tax benefits in the next twelve months as it is unable to predict when, or if, the tax authorities will commence their audits, the time needed for the audits, and the audit findings that will require settlement with the applicable tax authorities, if any.

The $73 of unrecognized benefits as of January 1, 2008 included $36 related to a claim filed by the Company in the United States Court of Federal Claims to recover U.S. federal taxes paid in prior years.  Due to an unfavorable ruling on a similar claim filed by another company, the Company withdrew its claim in this matter during 2008.

The tax years that remained subject to examination by major tax jurisdiction as of December 31, 2009 were 2002 and beyond for Canada; 2004 and beyond for Germany and Italy; 2005 and beyond for Spain; 2006 and beyond for the United States; and 2007 and beyond for France and the United Kingdom.

Pre-tax income for the years ended December 31 was taxed under the following jurisdictions:

	2009	2008	2007

U.S.	$(36)	$31	$4
Foreign	495	411	197
	$459	$442	$201

The provision/(benefit) for income taxes consisted of the following:

Current tax:	2009	2008	2007

U.S. federal
State and foreign	$88	$89	$86
	88	89	86

Deferred tax:	2009	2008	2007

U.S. federal	$(54)	$22	$(390)
State and foreign	(27)	1	(96)
	(81)	23	(486)
Total	$7	$112	$(400)

Crown Cork & Seal Company, Inc.

The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate to pre-tax income as a result of the following items:

	2009	2008	2007

U.S. statutory rate at 35%	$161	$155	$70
Valuation allowance	(122)	6	(485)
Impairment losses			36
Tax on foreign income	(56)	(59)	(35)
Tax law changes		(5)	(8)
Foreign withholding taxes	10	6	9
Other items, net	14	9	13
Income tax provision/(benefit)	$7	$112	$(400)

The valuation allowance caption for 2009 includes benefits of $58 and $42 in the U.S. and France, respectively, related to the release of valuation allowances based on future income projections as discussed below.  In addition, the benefit of $122 also includes benefits of $16 for deferred tax assets used for 2009 profits in France, and $6 for the release of valuation allowances in Germany due to a change in tax law that will allow the Company to use tax losses that it previously could not use.

The Company paid taxes of $73, $84 and $90 in 2009, 2008 and 2007, respectively.

The components of deferred taxes at December 31 are:

	2009		2008

	Assets	Liabilities	Assets	Liabilities
Tax loss and credit carryforwards	$658		$729
Postretirement and postemployment benefits	209		192
Pensions	193	$8	176	$65 5
Depreciation	15	103	16	113
Asbestos	88		78
Inventories	2	13	2	19
Accruals and other	54	108	82	100
Valuation allowances	(391)		(507)
Total	$828	$232	$768	$297

Prepaid expenses and other current assets include $39 and $29 of deferred tax assets at December 31, 2009 and 2008, respectively.

Tax loss and credit carryforwards expire as follows: 2010 - $1; 2011 - $2; 2012 - $24; 2013 - $7; 2014 - $3 thereafter - $383; unlimited - $238.  The unlimited category and those expiring after 2014 include, among other items, $96 of U.S. federal tax loss carryforwards that expire through 2025,  $187 of state tax loss carryforwards, and $158 of French tax losses that are unlimited.  The tax loss carryforwards presented above exclude $33 of U.S. windfall tax benefits that will be recorded in additional paid-in capital when realized.

Realization of any portion of the Company’s deferred tax assets is dependent upon the availability of taxable income in the relevant jurisdictions.  The Company considers all sources of taxable income, including (i) taxable income in any available carry back period, (ii) the reversal of taxable temporary differences, (iii) tax-planning strategies, and (iv) taxable income expected to be generated in the future other than from reversing temporary differences.  The Company also considers whether there have been cumulative losses in recent years.  The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s valuation allowances of $391 at December 31, 2009 include $180 in the U.S., $109 in France, $59 in Canada, $23 in Belgium, $13 in the Netherlands, $5 in Asia and $2 in Poland.

Crown Cork & Seal Company, Inc.

During the fourth quarter of 2009, the Company released $58 of its U.S. deferred tax valuation allowances based on management’s judgment that it is more likely than not that the related deferred tax benefits will be realized.  The valuation allowance release included $54 for foreign tax credits that expire in 2016 through 2019 and $4 for research credits that expire in 2019.  Prior to the fourth quarter of 2009, the Company was unable to conclude that it was more likely than not that these tax credits, which can only be used after all of the Company’s tax losses are used, would be realized before their expiration.  As of December 31, 2009, the Company had $180 of remaining valuation allowance against its U.S. deferred tax assets including $152 for state tax loss carryforwards, $27 for capital loss carryforwards, and $1 for research credits.  The state tax loss carryforwards expire as follows:  $4 in 2010 through 2015, $57 in 2016 through 2020, and $91 thereafter.  The capital loss carryforwards expire in 2012 and 2013 and the research credits expire in 2018.  Future realization of the Company’s $533 of net U.S. deferred tax assets will require approximately $1.3 billion of aggregated U.S. taxable income.  The table above reports U.S. book income/(loss) of ($36), $31 and $4 for 2009, 2008 and 2007, respectively.  In 2009, the Company had approximately $150 of U.S. taxable income compared to the book loss of $36 due to differences arising from $59 of foreign source income that is not included in the book loss, $87 of GAAP pension expense in excess of pension plan contributions, and $40 of other permanent and temporary differences.  It is possible that the Company may be required to increase its U.S. valuation allowance at some future time if its projections of book and taxable income are incorrect in the aggregate or in the timing of certain deductions, such as pension plan contributions.

During the third quarter of 2009, the Company released $40 of its French deferred tax valuation allowances based on management’s judgment that it is more likely than not that the related deferred tax assets will be realized in 2010 through 2012.  In the fourth quarter of 2009, the Company released an additional $2 of valuation allowance based on a refined estimate including a review of its 2010 budget.  The Company is unable to conclude at this time that it is more likely than not that it will realize any additional deferred tax benefits in France beyond 2012, primarily due to uncertainty concerning the amount of future interest expense in its French operations.  The Company’s net deferred tax assets in France before valuation allowances consist of $191 of deferred tax assets, including $158 of tax loss carryforwards that do not expire, and $40 of deferred tax liabilities.  It is possible that the Company may be required to increase this valuation allowance at some future time if its income projections for 2010 to 2012 are later revised downwards. It is also possible that the Company will release additional portions of its French valuation allowance in future periods if its income projections are revised upwards due to improved operating profits, or if it refinances its debt at interest rates lower than those assumed in its projections.  In addition, future changes in tax laws or tax planning could cause the Company to restructure the amount of debt in its French operations as part of its tax planning strategies, which could impact the amount of interest expense and profits in those operations.

As of December 31, 2009, the Company has a full valuation allowance of $59 against its net deferred tax assets in Canada.  The net deferred tax assets of $59 include $37 of tax loss carryforwards that expire in 2014 to 2028.  The Canadian operations remain in a three year cumulative loss position and had a significant loss in 2009 due to low operating margins and plant closing costs.  The Company does not believe it has sufficient positive evidence at this time to release any of the valuation allowance in Canada, but it is possible that some or all of its Canadian valuation allowance will be reversed in the future if the results of operations improve.

As of December 31, 2009, the Company has a valuation allowance of $23 for tax loss carryforwards in Belgium that do not expire, including $14 in a dormant entity that the Company does not believe at this time it will be able to utilize.  The remaining $9 of valuation allowance is in an operating entity that was slightly profitable in 2009, but remains in a three year cumulative loss position at the end of 2009.  The Company does not believe it has sufficient positive evidence at this time to release any of the valuation allowance for the operating entity, but it is possible some or all of the valuation allowance will be released in the future if the entity’s results of operations improve.

As of December 31, 2009, the Company has a valuation allowance of $13 against its deferred tax assets in a Dutch subsidiary, including $11 for tax loss carryforwards that do not expire.  The entity had a profit of $2 in 2009, but remains in a three year cumulative loss position at the end of 2009 and is projected to be break-even in 2010.  The Company does not believe it has sufficient positive evidence at this time to release any of the valuation allowance for this entity, but it is possible some or all of the valuation allowance will be released in the future if the entity’s results of operations improve.

Crown Cork & Seal Company, Inc.

The remaining valuation allowances of $5 in Asia and $2 in Poland are also in entities where the Company does not believe it has sufficient positive evidence at this time to release any of the valuation allowances, but it is possible some or all of the valuation allowances will be released in the future.

Management’s estimates of the appropriate valuation allowance in any jurisdiction involve a number of assumptions and judgments, including the amount and timing of future taxable income.  Should future results differ from management’s estimates, it is possible there could be future adjustments to the valuation allowances that would result in an increase or decrease in tax expense in the period such changes in estimates are made.

The cumulative amount of the Company’s share of undistributed earnings of certain non-U.S. subsidiaries for which no deferred taxes have been provided was $171 at December 31, 2009. Management has no plans to distribute such earnings in the foreseeable future as future cash flows are expected to be used to expand local operations or repay debt obligations.

Crown Cork & Seal Company, Inc.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(In millions)

COLUMN A	COLUMN B	COLUMN C Additions		COLUMN D	COLUMN E
Description	Balance at beginning of period	Charged to costs and expense	Charged to other accounts	Deductions – Write-offs	Balance at end of period

For the Year Ended December 31, 2009
Allowances deducted from assets to which they apply:

Trade accounts receivable	$24	$17	$2	$3	$40

Deferred tax assets	507	(122)	6		391

For the Year Ended December 31, 2008
Allowances deducted from assets to which they apply:

Trade accounts receivable	28	1	(1)	4	24

Deferred tax assets	508	(6)	5		507

For the Year Ended December 31, 2007
Allowances deducted from assets to which they apply:

Trade accounts receivable	38	3	2	15	28

Deferred tax assets	925	(485)	68		508